SEC File Number:  1-14447
Cusip Number: 02341w103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)   [X] Form 10-K    [_] Form 20-F    [_] Form 11-K    [_] Form 10-Q
[_] Form 10-D    [_] Form N-SAR    [_] Form N-CSR

For period Ended:    December 31, 2012
[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR
For the Transition Period Ended: ------------------------------------------------

Read instruction (on back page) before preparing form. Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above identify the Item(s) to which the notification relates:
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PART I. REGISTRANT INFORMATION

Full Name of Registrant:     AMCOL International Corporation (“AMCOL”)
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Former Name if Applicable:  N/A
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Address of Principal Executive Office (Street and Number):       2870 Forbs Avenue
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City, State and Zip Code:     Hoffman Estates, IL 60192
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PART II. RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
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(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

As described in the Current Report on Form 8-K that AMCOL filed January 25, 2013, as amended February 1, 2013, our Audit Committee, upon the recommendation of management, determined that our audited consolidated financial statements for the years ended December 31, 2009, December 31, 2010 and December 31, 2011, and our unaudited consolidated financial statements for the quarter ended March 31, 2012 needed to be restated due to certain errors in our previously issued financial statements.  We also concluded that our financial statements for the year ended December 31, 2011 and the three months ending March 31, 2012 should no longer be relied upon and thus we will file an amended Form 10-K for the year ended December 31, 2011 and an amended Form 10-Q for the quarter ended March 31, 2012 as soon as possible.

Pending the completion of the restatement of AMCOL’s previously issued consolidated financial statements, AMCOL is unable to complete the preparation of its Annual Report on Form 10-K for the year ended December 31, 2012 (the “2012 Form 10-K”).  The 2012 Form 10-K will be filed as soon as practicable after the completion of the restatement process.

PART IV. OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification:

Donald W. Pearson                                          (847)                                                     851-1626
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(Name)                                                      (Area Code)                                           (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes  [_] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [  ] Yes  [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AMCOL International Corporation
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(Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 1, 2013	By: /s/ Donald W. Pearson
Donald W. Pearson

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).